UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number:  001-16601

Frontline Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated March 26, 2010, announcing the successful completion of the Company's $225 million convertible bond offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD.
(registrant)

Dated: March 29, 2010
By:  /s/   Inger M. Klemp
Inger M. Klemp
Principal Financial Officer

Exhibit 1

FRO - Frontline Ltd. announces the successful completion of its USD 225 million convertible bond offering

NOT FOR DISTRIBUTION OR RELEASE DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES OF AMERICA (OR TO U.S. PERSONS), AUSTRALIA, CANADA OR JAPAN, OR IN ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW

Frontline Ltd. ("Frontline" or the "Company") announces the pricing of its USD 225 million convertible bond offering, including the full exercise of the increase option of USD 25 million. The proceeds from the Bonds will be used for general corporate purposes, financing of the remaining equity investments in the Company's newbuilding program and will improve the Company's ability to react to attractive market opportunities.

The senior unsecured convertible bonds will have an annual coupon of 4.50%, payable quarterly in arrear on the specified payment dates and a conversion price of USD 39.00. The reference price has been set at USD 29.7784 (NOK 180.0045). The applicable USD: NOK exchange rate has been set at 6.0448

The Bonds will be issued and redeemed at 100% of their principal amount and will, unless previously redeemed, converted or purchased and cancelled, mature on April 14, 2015.

The Bonds are expected to be settled on or around April 14, 2010. Frontline may decide to list the Bonds on an exchange at a later stage.

ABG Sundal Collier, Arctic Securities and Deutsche Bank are acting as Joint-Lead Managers and ABG Sundal Collier and Deutsche Bank are acting as Joint Boookrunners in relation to the offering. First Securities AS and Nordea Bank Norge ASA are acting as Co-Managers.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
March 26, 2010

Questions should be directed to:

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

Important Notice

This press release is for information purposes only and does not constitute or form part of, and should not be construed as an offer or an invitation to sell or issue, or the solicitation of any offer to buy or subscribe for, any securities.  In connection with this transaction there has not been, nor will there be, any public offering of the Bonds. No prospectus will be prepared in connection with the offering of the Bonds. The Bonds may not be offered to the public in any jurisdiction in circumstances which would require Frontline to prepare or register any prospectus or offering document relating to the Bonds in such jurisdiction. The distribution of this press release and the offer and sale of the Bonds in certain jurisdictions may be restricted by law. Any persons reading this press release should inform themselves of and observe any such restrictions.

This press release is not being issued in or to the United States of America, Canada, Australia, Japan or in any other jurisdiction in which such distribution would be prohibited by applicable law. This press release does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States. The Bonds and the shares referred to herein will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States, or to, or for the account or benefit of U.S. persons (as such term is defined in Regulation S). No offering of such securities is being made in the United States.

This press release is directed only at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments who fall within Article 19(5) ("investment professionals") of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "Order") or (iii) are persons falling, within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc") of the Order (all such persons together being referred to as "relevant persons"). This press release is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this press release relates is available only to relevant persons and will be engaged in only with relevant persons. In addition, if and to the extent that this press release is communicated in, or the offered securities to which it relates is made in, any EEA member state that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any member state, the "Prospectus Directive"), this press release and the offering described herein are only addressed to and directed at persons in that member state who are "qualified investors" within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that member state.

ABG Sundal Collier, Arctic Securities and Deutsche Bank are acting for the Company and no one else in connection with the offer of the Bonds and will not be responsible to any other person for providing the protections afforded to their client, or for providing advice in relation to the proposed offer of the Bonds.

Stabilisation/FSA

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.